www.umc.com

Exhibit

Exhibit Description

99.1 Announcement on 2026/09/03: UMC will attend investor conferences on 2026/09/10

99.2 Announcement on 2026/09/03: UMC will attend investor conferences on 2026/09/14~2026/09/15

99.3 Announcement on 2026/09/04: August Revenue

Exhibit 99.1

UMC will attend investor conferences on 2026/09/10

1. Date of institutional investor conference: 2026/09/10

2. Time of institutional investor conference: 09:30 PM

3. Location of institutional investor conference: New York Hilton Midtown

4. Outline of institutional investor conference:

The Company will attend the “2026 GEMs Conference”, held by Citi.

5. Any other matters that need to be specified: None

Exhibit 99.2

UMC will attend investor conferences on 2026/09/14~2026/09/15

1. Date of institutional investor conference: 2026/09/14~2026/09/15

2. Time of institutional investor conference: 09:00 AM

3. Location of institutional investor conference: W Hotel Taipei

4. Outline of institutional investor conference:

The Company will attend the “Taiwan Summit 2026”, held by UBS.

5. Any other matters that need to be specified: None

Exhibit 99.3

United Microelectronics Corporation

September 4, 2026

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of August 2026.

1)
Sales volume (NT$ Thousand)

Period	Items	2026	2025	Changes	%
August	Net sales	25,044,641	19,159,816	5,884,825	30.71%
Year-to-Date	Net sales	178,659,250	155,816,479	22,842,771	14.66%

2)
Funds lent to other parties (NT$ Thousand): None

3)
Endorsements and guarantees (NT$ Thousand): None

4)
Financial derivatives transactions:

a Not under hedging accounting: NT$ thousand

UMC

Financial instruments	Option		Forwards	IRS
	Put	Call
Deposit Paid	0	0	0	0
Royalty Income (Paid)	0	0	0	0
Unwritten-off Trading
Contracts	0	0	1,138,320	0
Fair Value	0	0	9,719	0
Net profit (loss) from Fair Value	0	0	10,372	0
Written-off Trading
Contracts	0	0	9,159,030	0
Realized profit (loss)	0	0	(33,746)	0